UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☒   Form C: Offering Statement
  ☐   Form C-U: Progress Update
  ☐   Form C/A: Amendment to Offering Statement
  ☐   Check box if Amendment is material and investors must reconfirm within five business days.
  ☐   Form C-AR: Annual Report
  ☐   Form C-AR/A: Amendment to Annual Report
  ☐   Form C-TR: Termination of Reporting

Name of Issuer
TAP SYSTEMS INC.

Legal Status of Issuer

   Form:
   Corporation

   Jurisdiction of Incorporation/Organization:
   Delaware

   Date of Organization:
   February 3, 2015

Physical Address of Issuer
177 E Colorado Boulevard, Pasadena, CA 91105

Website of Issuer
https://tapwithus.com

Is there a Co-Issuer? _____ yes __x__no

Name of Co-Issuer
N/A

Legal Status of Co-Issuer
N/A

Physical Address of Co-Issuer:
N/A

Website of Co-Issuer
N/A

Name of Intermediary through which the Offering will be Conducted:
DealMaker Securities, LLC

CIK Number of Intermediary:
0001872856

SEC File Number of Intermediary:
008-70756

CRD Number, if applicable, of Intermediary:
315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of an 8.5% commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $42,500 advance setup fee and a $15,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:
None

Type of Security Offered:
Common Stock

Target Number of Securities to be Offered:
1,933 shares of Common Stock, plus up to 386 additional bonus shares, for a maximum of up to 2,319 shares of Common Stock at the Target Offering Amount, assuming the maximum 20% bonus-share perk applies and fractional bonus shares are rounded down to the nearest whole share.

Price (or Method for Determining Price):
$5.00 per share of Common Stock. Eligible investors may receive additional bonus shares based on investment amount, investment timing, and/or prior investor status, as described in Exhibit A under "Investor Perks and Bonus Shares."

Target Offering Amount:
$10,003.28

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum Offering Amount (if different from Target Offering Amount):
$4,999,997.03

Deadline to reach the Target Offering Amount:
November 30, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:
11

	Most recent fiscal year-end*	Prior fiscal year-end*
Total Assets	$360,278	$520,393
Cash & Cash Equivalents	$180,944	$260,006
Accounts Receivable	$0	$0
Short-term Debt	$397,635	$502,128
Long-term Debt	$10,827,643	$9,262,184
Revenues/Sales	$172,568	$306,454
Cost of Goods Sold	$116,159	$442,180
Taxes Paid	$23,889	$12,994
Net Income	$-2,351,050	$-2,572,128

*Reflects the financial results for the Crowdfunding Issuer, Tap Systems Inc. Exhibit B, attached hereto and made a part hereof.

The jurisdictions in which the Issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum

EXHIBIT B: Issuer Financial Statements

EXHIBIT C: PDF of Campaign Landing Page

EXHIBIT D: Subscription Agreement

EXHIBIT E: Issuer Certificate of Incorporation

EXHIBIT F: Issuer Bylaws

EXHIBIT G: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 15, 2026

Tap Systems Inc.

Up to $4,999,997.03 (“Maximum Amount”), consisting of up to 966,183 purchased shares of Common Stock at $5.00 per share, for aggregate share-purchase proceeds of up to $4,830,915.00, plus aggregate Investor Transaction Fees of up to $169,082.03, and plus up to 193,236 additional bonus shares, for a maximum of up to 1,159,419 shares of Common Stock, assuming the maximum 20% bonus-share perk applies to all shares purchased in the Offering**.**

Tap Systems Inc. (the “Company,” “we,” “us,” “Issuer” or “our”) is offering up to 966,183 purchased shares of Common Stock of the Company (the “Securities” or, singularly, the “Security”) at a price of $5.00Price Per Securityper Security, plus any applicable bonus shares as described herein. The maximum aggregate share-purchase amount is $4,830,915.00, and investors will also be required to pay Investor Transaction Fees of up to $169,082.03, resulting in a Maximum Offering Amount of $4,999,997.03 (the “Maximum Offering Amount”). Purchasers of Securities are sometimes referred to herein as “Purchasers” or “Investors.” The minimum Target Offering Amount is $10,003.28, consisting of 1,933 purchased shares at $5.00 per share, for aggregate share-purchase proceeds of $9,665.00, plus Investor Transaction Fees of $338.28. The Target Offering Amount and Maximum Offering Amount include the investor processing fee total for all investments. The Offering is being conducted on a best-efforts basis, and the Company must reach its Target Offering Amount by November 30, 2026 (the “Target Date”).

Unless the Company raises at least the Target Offering Amount under this Offering by the Target Date, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after November 30, 2026. If the Company reaches its Target Offering Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must invest a minimum of $500. Investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 3.5% of the amount invested. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $500 minimum investment amount per investor.

The Company is offering investor perks in connection with this Offering, including product-based perks and bonus shares based on investment amount, investment timing, and/or prior investor status, as described below under “Investor Perks and Bonus Shares” and on the campaign page. Bonus shares, if any, will be issued as additional shares of Common Stock and will have the same rights as the shares of Common Stock purchased in this Offering.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the “Intermediary”). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the “Escrow Agent”) until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company’s offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This Form C contains forward-looking statements and information relating to, among other things, the Company, its business plan, strategy, products, industry, and prospects. These forward-looking statements are based on the beliefs, assumptions, and information currently available to the Company's management. Words such as "estimate," "project," "believe," "anticipate," "intend," "expect," "may," "will," "plan," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Investors are cautioned not to place undue reliance on forward-looking statements, and the Company undertakes no obligation to update such statements except as required by applicable law.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. SECURITIES PURCHASED IN THIS OFFERING MAY NOT BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING, 17 C.F.R. § 227.501, AND ANY ADDITIONAL CONTRACTUAL TRANSFER RESTRICTIONS APPLICABLE TO THE SECURITIES. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C and no source other than DealMaker Securities LLC (the "Intermediary") has been authorized to host this Form C and the Offering. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. Except as required by applicable law, the Company does not undertake any obligation to update or revise this Form C or any other offering materials after the date hereof. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Securities in this Offering will be issued by the Company.

Company Overview

Tap Systems, Inc. was incorporated in Delaware in 2015 and is headquartered in Pasadena, California, with research and development operations conducted through its wholly owned subsidiary, Tap With Us Ltd., based in Israel.

The Company develops products that enable users to type and input commands through subtle finger movements, eliminating the need for traditional input devices such as keyboard, touchscreens, and voice controls.

Our first product, the Tap Strap, was released in 2017. While initially launched to test consumer response to a wearable input solution, the Tap Strap and its subsequent upgrade the Tap Strap 2 sold to over 50,000 customers and has built a large online community. The Company's current product, the TapXR, began shipping in 2023 and incorporates significant advances in optical and mechanical sensor technology in tandem with machine learning accuracy over prior generations.

While early versions of the Company's products emphasized virtual typing, Tap has expanded its focus to include gesture-based control systems designed for rapid, low-friction interaction with software and AI-driven applications.

The Company's next products, the Tap Clip and Tap Watchband, are compact, low-power attachments designed to integrate directly into existing watch bands and fitness trackers, extending Tap's input technology into the broader wearable ecosystem without requiring a dedicated device. These are expected to be released by early 2027.

The Company is led by co-founders Dovid Schick, who previously founded Schick Technologies, which was acquired by Sirona Dental after going public on the NASDAQ, and Dr. Sabrina Kemeny, co-inventor of the CMOS image sensor and co-founder and former CEO of Photobit, which was acquired by Micron Technology.

Business Model

The Company's go-to-market strategy is evolving to reflect the emergence of AI-driven and wearable computing platforms. The Company is currently pursuing three primary channels: strategic partnerships, direct-to-consumer, and industrial and defense applications.

Strategic Partnerships

Tap is actively exploring integration opportunities with companies developing AI-enabled wearable devices, including smart glasses and other ambient computing platforms. Potential integration models include third-party peripheral arrangements, co-branded or bundled products, and licensing of core technology or reference designs. The Company believes that effective user input remains a significant barrier to broader adoption of wearable computing and that Tap's technology is well positioned to serve as a foundational interaction layer for these emerging platforms.

Direct-to-Consumer

The Company continues to sell its products directly to consumers and developers through its website and online retail channels. Current focus areas include rapid interaction with AI applications, productivity use cases, gaming, digital art, and accessibility applications. In particular, the Company is targeting the rapidly growing community of AI Glasses users. This user base is estimated to be over 10 million people in the US, and is expected to double by the end of 2026. The Company's new products, the Tap Clip and Tap Watchband, will provide simple and powerful methods to control these glasses without using voice or touching the frames.

Industrial and Defense Applications

The Company is expanding its presence in environments where traditional input methods are impractical or unavailable, including field operations, maintenance and logistics, and defense and tactical applications. These environments place a premium on silent operation, reliability, and the ability to interact without visual attention, characteristics that align directly with Tap's core technology capabilities.

The Company expects these three channels to reinforce each other, with consumer adoption driving awareness and scale while enterprise and defense engagements provide validation and higher-value deployment opportunities.

Competitors

The Company operates in the market for human-computer interaction technologies, including input systems for mobile devices, wearable computing, and emerging AI-driven platforms.

A range of competing technologies exist, including:

- Voice-based interfaces (e.g., Apple Siri, Google Assistant, OpenAI)
- Camera based hand tracking (e.g., Apple Vision Pro, Meta Quest)
- EMG-based wearable controllers (e.g., Wearable Devices Ltd. Mudra, Meta Neural Band)
- Ring-based devices developed by various startups

The Company believes that these approaches have limitations in certain environments, including reliance on voice, line-of-sight, or specialized hardware.

Tap's products are designed to enable input through subtle finger movements, supporting both gesture-based control and full text input without requiring voice or direct interaction with a touchscreen.

The Company believes it is positioned to compete based on several factors, including:

- the ability to support both discrete command input and full text entry in a single wearable device;

- operation without voice or line-of-sight, enabling use in public, noisy, or constrained environments;
- compatibility with a wide range of existing devices, including smartphones and emerging wearable platforms;
- a compact and wearable form factor designed for everyday use; and
- a portfolio of issued and pending intellectual property

The Company faces competition from both large technology companies and smaller specialized firms, many of which have greater financial and technical resources. In addition, platform providers such as Meta, Apple, and Google may develop proprietary input solutions that compete directly with the Company's products.

There can be no assurance that the Company will be able to compete successfully or that competing technologies will not reduce demand for its products.

Investor Perks and Bonus Shares

The Company is offering certain investor perks in connection with this Offering, including product-based perks and bonus-share perks. Perks may be based on the amount invested, the timing of the investment, and/or prior investor status, as described below and on the campaign page.

Bonus shares, if any, will be issued as additional shares of Common Stock and will have the same rights as the shares of Common Stock purchased in this Offering. Product-based perks, including Tap Bands, caps, and shirts, have no cash value, are non-transferable, may not be redeemed for cash or additional securities, and do not alter the terms of the Securities purchased in this Offering. Product fulfillment may occur after the applicable closing and may be subject to availability, shipping, inventory, and logistical limitations. The Company reserves the right to substitute a comparable Tap product, accessory, or item of equal or greater value if any listed product-based perk is unavailable.

Eligibility for any perk will be determined based on the investor's subscription amount, the time at which the investor submits an investment commitment through the Intermediary's platform, any applicable prior investor status, and the Company's acceptance of the subscription at a closing. Investors whose subscriptions are canceled, rejected, withdrawn, or not funded at a closing will not be eligible to receive perks. For purposes of determining investment-size based perks, the applicable investment amount will be calculated excluding any Investor Transaction Fee or other processing fee paid by the investor.

Investment-Size based bonus-share perks, Time-Based bonus-shares, and Loyalty Bonus-Share perks are stackable. Unless otherwise expressly stated, bonus-share perks are not cumulative. If an investor qualifies for more than one bonus-share perk, the investor will receive only the single highest bonus-share percentage for which the investor is eligible. Bonus shares will be calculated based on the number of shares purchased by the investor in this Offering, excluding any bonus shares. No fractional bonus shares will be issued, and any fractional bonus share will be rounded down to the nearest whole share. For investors who make multiple investments in this Offering, the Company may determine perk eligibility based on the investor's aggregate accepted and funded investment amount in this Offering, subject to the Intermediary's platform capabilities and procedures. DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

The Company may modify, suspend, or terminate perks to the extent permitted by applicable law, provided that no such modification will affect perks already earned by investors whose subscriptions have been accepted and funded at a closing.

Investment-Size Based Perks

Investment Amount	Product Perk	Bonus Shares
$1,001 – $2,500	One Tap Band and one Tap cap	None
$2,501 – $5,000	Two Tap Bands, one Tap cap, and one Tap shirt	5% bonus shares
$5,001 – $10,000	Eight Tap Bands	10% bonus shares
$10,001 or more	Ten Tap Bands, three Tap caps, and three Tap shirts	15% bonus shares

Multiple investments may be aggregated, at the Company's discretion, in determining the Investment-Size Based perk level for which the investor is eligible.

Time-Based and Loyalty Bonus-Share Perks

Eligibility Category	Bonus Shares

Prior investor loyalty perk	20% bonus shares
Investment commitment submitted during the first 45 days of the Offering	15% bonus shares
Investment commitment submitted after the first 45 days and on or before the 75th day of the Offering	10% bonus shares
Investment commitment submitted after the 75th day and on or before the 105th day of the Offering	5% bonus shares
Investment commitment submitted after the 105th day and on or before the 135th day of the Offering	2.5% bonus shares

For purposes of the time-based bonus-share perks, the Offering will be deemed to begin on the date the Offering is first made publicly available for investment through the Intermediary's platform. The applicable time-based bonus-share percentage will be determined based on the time at which the investor submits an investment commitment through the Intermediary's platform, provided that the subscription is accepted by the Company and funded at a closing.

The prior investor loyalty perk is available only to persons or entities that previously invested in the Company, as determined by the Company based on its records and the Intermediary's procedures. The Company reserves the right to require reasonable documentation or confirmation of prior investor status before applying the loyalty perk.

DIRECTORS AND OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Dovid Schick. Mr. Schick is the Company's Chief Executive Officer, Founder and a Director, and has served in these capacities since the Company's inception in 2015. He is an electrical engineer and entrepreneur, and was the founder and former CEO of Schick Technologies, Inc., the first company to commercialize a real-time digital radiology system for dentists. Mr. Schick took that company public in 1997, and it merged with Sirona Dental Systems in 2005. Since retiring from Schick Technologies, Mr. Schick has advised numerous technology companies in the areas of semiconductors, digital imaging, medical devices and software.

Mr. Schick holds a B.S. degree in electrical engineering from the University of Pennsylvania's Moore School of Engineering. He is the spouse of Dr. Kemeny.

Mr. Schick's current primary role is with the Company. As CEO, he is generally responsible for the overall success of the Company and for making top-level managerial decisions. His primary duties include communicating, on behalf of the Company, with shareholders, government entities, and the public; leading the development of the Company's short- and long-term strategies; creating and implementing the Company's vision and mission; evaluating the work of other executive leaders and personnel within the Company; maintaining awareness of the competitive market landscape, expansion opportunities, and industry developments; ensuring that the Company maintains high social responsibility wherever it does business; assessing risks to the Company and ensuring they are monitored and minimized; setting strategic goals and making sure they are measurable and describable.

Sabrina Kemeny, PhD. Dr. Kemeny is the Company's Co-Founder, President and Corporate Secretary, and has served in these capacities since the Company's inception in 2015. She has also served as a Director of the Company since July 2019. Dr. Kemeny co-invented camera-on-a-chip technology which revolutionized digital imaging and is at the core of every cell phone and digital camera. Dr. Kemeny was co-founder and CEO of Photobit Corporation, the company that successfully commercialized the CMOS sensor technology. Photobit was purchased by Micron.

Dr. Kemeny holds BS and MS degrees and a PhD, all in electrical engineering, from Columbia University. She is the spouse of Mr. Schick.

Dr. Kemeny's current primary role is with the Issuer. As President and Corporate Secretary, she is responsible for communicating, on behalf of the Company, with shareholders, government entities, and the public; implementing the Company's short- and long-term strategies; maintaining awareness of the competitive market landscape, expansion opportunities and industry developments; ensuring that the company maintains high social responsibility wherever it does business.

Alec Marshall. Mr. Marshall is a Director of the Company and has served in that capacity since July 2019. In addition, since 2015, he has served as a consultant to the Company, providing marketing and product development expertise. Since January 2016, he has been the Managing Partner of Silicon Drive, a California-based high performance marketing and creative agency focusing on early stage companies, brands, and entertainment clients, including Apple, Adobe, Avid, Nike, McKinsey, Oracle and TED. Prior to that, Mr. Marshall led the application design team at Apple that launched the iTunes Music Store.

Mr. Marshall holds a bachelor's degree from the University of Virginia, and attended graduate school at Old Dominion University.

Mr. Marshall's current primary role is with Silicon Drive. His role as a Director of the Company is part time.

Eli Schick. Mr. Schick is a Director of the Company and has served in that capacity since July 2019. Since September 2013, he has been the Managing Member of Amidon Nurse Staffing, a healthcare staffing and recruiting firm which he founded. Prior to that, Mr. Schick served as Director of Staffing for Platinum HR Services and as Director of Medical Products at Schick Technologies.

Mr. Schick received a bachelor's and Doctor of Divinity degrees from Yeshiva University. He is the brother of Dovid Schick.

Mr. Schick's current primary role is with Amidon Nurse Staffing. His role as a Director of the Company is part time.

Alan Macy. Mr. Macy is a Director of the Company and has served in that capacity since June 2024. From 1990 to 2008, Mr. Macy served as the President of Biopac Systems, Inc., a California-based biotechnology company that designs and manufactures physiological data acquisition and analysis systems for life science research and education, and has served as its Research and Development Director since 2008. Mr. Macy also currently serves on Biopac's Board of Directors of Biopac and on the Board of Directors of Shiftwave, a California-based company that developed and manufactures a nervous system regulation device.

Mr. Macy received a Bachelor's Degree (BSEL) in Electrical Engineering from California Polytechnic State University-San Luis Obispo and a Master's Degree (MSEE) in Electrical Engineering, Biomedical Engineering from UC Santa Barbara.

Mr. Macy's current primary role is with Biopac Systems, Inc. His role as a Director of the Company is part time.


RISK FACTORS


The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C.

The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Additional risks and uncertainties not presently known to the Company, or that the Company currently considers immaterial, may also adversely affect its business, financial condition, results of operations, and prospects. Furthermore, the Company is also subject to the same general risks that all companies in its business, and all companies operating in the current economy, are exposed to.

Going Concern; Need for Additional Capital

The Company's independent auditors have included a going concern explanatory paragraph in their report on the Company's audited financial statements for the fiscal year ended December 31, 2025. The auditors cited recurring losses from operations and projected working capital requirements in excess of existing cash reserves. The Company expects that it will require additional capital to continue operations, support product development, pursue commercialization opportunities, and execute its business plan. The Company may seek financing through equity offerings, debt financings, strategic partnerships, licensing arrangements, or other sources. There can be no assurance that additional capital will be available when needed, on acceptable terms, or at all. If the Company is unable to obtain sufficient financing, it may be required to delay, reduce, or discontinue some or all of its operations or business plans.

History of Losses; Uncertain Path to Profitability

The Company has incurred net losses since inception and has not achieved profitability. Although the Company has generated revenue from product sales, its revenues have been limited and may not be sufficient to support its operations. The Company may continue to incur losses as it invests in product development, commercialization, strategic partnerships, and market expansion. The Company's ability to achieve and sustain profitability will depend on, among other things, market adoption of its products, execution of its business strategy, access to capital, management of costs, and the development of meaningful revenue opportunities. There can be no assurance that the Company will achieve profitability or generate sufficient revenues to support its operations or pay dividends to shareholders.

Terms of Company Financings May Adversely Impact the Value of Our Common Stock

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of each share of the Company's Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that may be more favorable than the terms of your investment, and possibly result in a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Forward-Looking Information May Prove Inaccurate

The Company may provide projections, forecasts, plans, or other forward-looking information regarding its business, financial condition, operations, or prospects. These statements are based on assumptions and estimates that may prove incorrect. Actual results may differ materially from the Company's expectations, and investors should not rely on forward-looking information as a guarantee of future performance.

The Amount Raised in This Offering May Include Investments from Company Insiders or Immediate Family Members

Officers, directors, executives, and existing owners with a controlling stake in the Company, or their immediate family members, may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

Valuation of Private Company Securities

The Company's securities are not listed on a national securities exchange or other established trading market, and there is no public market price for the Company's shares. The valuation of early-stage and emerging technology companies is inherently uncertain and may not reflect the price at which the Company's securities could be sold in an arm's-length transaction, future financing, sale transaction, or liquidation event. Investors should not assume that the Company's valuation reflects an independent market valuation or that they will be able to resell their securities at or above the valuation used in this offering or reporting period.

Bonus Shares May Increase Dilution

The Company may issue bonus shares to certain investors based on investment amount, investment timing, prior investor status, or other eligibility criteria described in this Form C and on the campaign page. The issuance of bonus shares will increase the total number of shares issued in this Offering without a corresponding increase in cash proceeds to the Company. As a result, bonus shares may result in additional dilution to existing stockholders and to investors who do not receive the same bonus-share benefits.

Market Adoption of New Interaction Technologies

The Company's success depends in part on market adoption of new human-computer interaction technologies that are not yet widely established. The Company's products are based on interaction models that differ from traditional input methods such as keyboards, touchscreens, mice, controllers, and voice interfaces. Adoption of these technologies may require users to learn new behaviors and may depend on broader acceptance by consumers, developers, enterprise customers, and platform providers. The market for these technologies is still developing and may not grow as quickly as the Company expects, or at all. If customers do not adopt the Company's products, or if alternative input technologies achieve broader acceptance, the Company's business and prospects could be adversely affected.

Competition

The Company operates in a highly competitive and rapidly evolving market for human-computer interaction technologies. Competitors include companies developing voice-based interfaces, optical hand-tracking systems, electromyography wristbands, wearable input devices, gesture-control systems, and other technologies. Many existing and potential competitors have substantially greater financial, technical, manufacturing, marketing, and distribution resources than the Company. Large platform companies may also develop proprietary input solutions that reduce or eliminate the need for third-party technologies such as the Company's products. If competing technologies offer superior performance, lower cost, broader compatibility, easier adoption, or greater market acceptance, the Company's competitive position and business prospects could be adversely affected.

Dependence on Third-Party Platforms

The Company's products and growth strategy depend in part on integration with third-party platforms, including computers, smartphones, tablets, AI systems, wearable devices, operating systems, and other hardware and software environments. These platforms are controlled by third parties, and changes to their policies, APIs, hardware designs, operating systems, Bluetooth functionality, accessory requirements, or commercial terms could limit or prevent the Company from integrating its products effectively. The Company may also be required to devote significant resources to maintain compatibility as third-party platforms evolve. There can be no assurance that current or anticipated integration opportunities will remain available to the Company on acceptable terms, or at all.

Expansion into Defense, Industrial, and Enterprise Markets

The Company is exploring opportunities in defense, industrial, and enterprise applications. These markets may involve regulatory requirements, export controls, procurement rules, longer sales cycles, higher customer concentration, specialized product requirements, and greater compliance obligations than the Company's existing consumer-oriented business. Participation in defense-related activities may also create reputational considerations or affect the Company's ability to engage with certain customers, partners, or markets. There can be no assurance that the Company will successfully enter or expand within these markets, or that any such expansion will generate meaningful revenue.

Declining Revenues and Limited Commercial Traction

The Company has developed and commercialized products based on its technology, but its revenues have been limited and have declined in recent periods. The Company's historical revenues may not be indicative of future performance, and the Company may be unable to generate meaningful revenue from product sales, licensing, strategic partnerships, or other commercial opportunities. If the Company is unable to increase revenue, improve commercial traction, or identify viable channels for monetizing its technology, its business, financial condition, and prospects could be materially and adversely affected.

Reliance on Strategic Transactions, Partnerships, or Licensing Opportunities

The Company has devoted substantial attention to strategic opportunities, including potential partnerships, licensing arrangements, commercial collaborations, or a sale of the Company or its technology. These opportunities are uncertain and may not result in binding agreements, completed transactions, or meaningful revenue. Negotiations with potential strategic partners or acquirers may be lengthy, costly, or unsuccessful, and the pursuit of such opportunities may divert management attention from product sales and day-to-day operations. If the Company is unable to complete a strategic transaction or develop meaningful commercial partnerships, its ability to continue operations and create value for shareholders may be adversely affected.

Research and Development Activities in Israel

The Company's research and development activities are located in Israel. Political, military, economic, or security instability in Israel or the surrounding region, including armed conflict, terrorism, civil disruption, restrictions on travel, workforce disruption, or interruptions in communications or infrastructure, could adversely affect the Company's ability to conduct research and development, retain personnel, manage operations, or meet product development timelines. Any prolonged disruption affecting the Company's Israel-based operations could materially and adversely affect the Company's business, technology development, and prospects.

Intellectual Property

The Company's intellectual property is an important part of its business and competitive position. The Company owns ten issued U.S. patents, one pending U.S. patent application, and a granted European patent with corresponding national patents in the United Kingdom, France, and Germany. The Company also owns registered and common law trademarks, copyrights, Internet domain names, and trade secrets. Intellectual property is a complex and uncertain field of law. The Company's intellectual property may not provide adequate protection, and competitors may develop products or technologies that are similar to, or compete with, the Company's products without infringing the Company's intellectual property rights. Competitors may also challenge the validity, enforceability, or scope of the Company's patents or design around them. The Company may be required to devote significant resources to protecting or enforcing its intellectual property rights, and there can be no assurance that it would be successful in doing so. If the Company is unable to protect its intellectual property, its business, competitive position, and value could be adversely affected.

Hardware Manufacturing, Product Quality, and Supply Chain Risk

The Company's products include hardware components that may depend on third-party manufacturers, suppliers, and logistics providers. The Company may experience delays, cost increases, component shortages, quality-control issues, manufacturing defects, inventory constraints, or difficulties scaling production. Hardware products also carry risks relating to returns, warranty claims, product reliability, customer support, and obsolescence. If the Company is unable to manufacture or source its products on commercially reasonable terms, maintain product quality, or satisfy customer demand, its business and reputation could be adversely affected.

Trade Policy, Tariffs, and Supply Chain Costs

Changes in U.S. or foreign trade policy, tariffs, import duties, export restrictions, or other trade-related measures may increase the Company's costs or disrupt its supply chain. If tariffs or other costs apply to components, finished products, or other goods used or sold by the Company, the Company may be required to increase prices, accept lower margins, seek alternative suppliers, or modify its operations. The Company cannot predict future trade policy or the extent to which tariffs, duties, or trade restrictions may affect its business, financial condition, or results of operations.

Developing New Products and Technologies Entails Significant Risks and Uncertainties

Delays or cost overruns in the production and shipping of our Tap Strap and TapXR as well as future products, if any, and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality Management Plays an Essential Role in Determining and Meeting Customer Requirements, Preventing Defects, Improving the Company's Products and Services and Maintaining the Integrity of the Data That Supports the Safety and Efficacy of Our Products

Our future success depends on our ability to maintain and effectively implement our quality management program. An inability to address a quality or safety issue in an effective and timely manner may cause negative publicity and a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company's Success Is Heavily Dependent on Certain Key Personnel

The Company is dependent on Dovid Schick, who is its CEO, and Sabrina Kemeny, who is its president, in order to execute its business plan. The loss of either Mr. Schick or Dr. Kemeny would have a material adverse impact on the Company's business, financial condition, cash flow and results of operations. The Company currently does not have an employment agreement with either Mr. Schick or Dr. Kemeny. While the Company intends to enter into such agreements with both individuals in the future, there can be no assurance that it will do so or that they will continue to be employed by the Company for any particular period of time. Furthermore, the Company has not purchased any key person insurance policies with respect to Mr. Schick or Dr. Kemeny. Therefore, if either were to die or become disabled, incapacitated or otherwise unavailable, the Company would not receive any financial compensation to assist it with such person's absence. While the Company intends to purchase such insurance coverage on both individuals in the future, there can be no assurance that it will do so or that such coverage would be available or affordable.

Loss of Personnel or Our Failure to Attract and Retain Additional Highly Qualified Personnel in the Future Could Harm Our Business

To be successful, the Company requires capable people to run its day-to-day operations, in addition to Mr. Schick and Dr. Kemeny. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact our operating results.

Potential Future Governance Requirements Related to Officer Service

The Company is not currently a public reporting company. However, if the Company's securities become registered under Section 12 of the Exchange Act, or the Company becomes subject to Section 15(d) reporting requirements in the future, certain governance and compliance conditions would apply to Dovid Schick's continued service as an officer or director.

These conditions arise from a February 2023 order of the U.S. District Court for the Eastern District of New York, which expressly permits Mr. Schick to serve as an officer or director of a public reporting company subject to certain governance arrangements for a defined five-year period. Those arrangements may include audit committee practices, financial reporting protocols, annual compliance certifications, and independent-consultant review of internal controls.

Should these requirements become applicable, the Company anticipates they would be manageable within the context of the broader compliance infrastructure typical of a public reporting company. Compliance may nonetheless incrementally increase legal, accounting, and governance expenses and require certain structural adjustments. The Company does not anticipate that Mr. Schick's continued service would be affected, provided applicable requirements are satisfied.

Minority Holder; Securities With Voting Rights

The non-management shareholders of the Company are minority shareholders and therefore have a limited ability to influence management's decisions concerning the running of the business and are trusting in management's discretion in making good business decisions that will grow these shareholders' investments. Furthermore, in the event of a liquidation of our company, these shareholders will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

The Transferability of the Securities You Are Buying Is Limited

Securities purchased in this Offering are subject to transfer restrictions under Regulation Crowdfunding. For one year after issuance, the Securities generally may not be transferred except:

• to the Company;
• to an accredited investor;
• as part of an offering registered with the SEC; or
• to a member of the purchaser's family or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the purchaser's family or the equivalent, or in connection with the purchaser's death, divorce, or similar circumstance.

In addition, the Securities may be subject to contractual transfer restrictions under the Company's governing documents or the Subscription Agreement.

Your Investment Could Be Illiquid for a Long Time

You should be prepared to hold the Securities for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Securities. More importantly, there is no established market for these Securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

The Company Does Not Anticipate Paying Any Cash Dividends for the Foreseeable Future

To date, the Company has not paid any dividends to its shareholders. It currently intends to retain future earnings, if any, to support its business and does not intend to pay any dividends to its shareholders in the foreseeable future.

Litigation

The Company is not a party to any active lawsuits. However, in the normal course of business, the Company could become involved in various lawsuits and legal proceedings. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business.

We Are Not Subject to Sarbanes-Oxley Regulations and Lack the Financial Controls and Safeguards Required of Public Companies

We are not required to complete an attestation about our financial controls that is required of public companies under Section 404 of the Sarbanes-Oxley Act of 2002; nor do we have the internal infrastructure necessary to complete such an attestation. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation.

In General, Demand for Our Products and Services May Be Highly Correlated with General Economic Conditions

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We Are Subject to Income Taxes as Well as Non-Income-Based Taxes, Such as Payroll, Sales, Use, Value-Added, Net Worth, Property and Goods and Services Taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position in the period or periods for which determination is made.

Changes in Employment Laws or Regulations Could Harm Our Performance

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

You Must Keep Records of Your Investment for Tax Purposes

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you, and many brokers refuse to hold non-public Securities for their customers, there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

Using a Credit Card to Purchase Securities May Impact the Return on Your Investment

Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company, which can reach 5% of transaction value if considered a cash advance, and interest charged on unpaid card balances, which can reach almost 25% in some states, add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

In Addition to the Risks Listed Above, Businesses Are Often Subject to Risks Not Foreseen or Fully Appreciated by Management

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

The Investor Transaction Fee May Not Count Toward Your Cost Basis for Tax Purposes

The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dovid Schick	5,574,454	Common Stock	24.66
Sabrina Kemeny PhD	4,040,000	Common Stock	17.87

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Date: February 7, 2024
Name: Common Stock
Type of security sold: Equity
Final amount sold: $609,158
Number of Securities Sold: 223,662
Use of proceeds: Research & development, marketing, production, general operating expenses and line-of-credit repayment
Offering exemption: Regulation CF

Date: Ongoing
Name: Common Stock
Type of security sold: Equity
Amount sold to date: $1,590,000
Number of Securities Sold: 772,707
Use of proceeds: Research & development, marketing, production, general operating expenses and line-of-credit repayment
Offering exemption: Regulation D

THE COMPANY'S SECURITIES

The Company's outstanding securities include Common Stock, Options and Warrants, and Convertible Loans. As of May 1, 2026:

Common Stock. The number of Shares authorized is 50,000,000 with a total of 23,420,911 shares issued and outstanding. Each Share has one vote. The Company has not authorized or issued any class of shares other than the Common Stock.

Options and Warrants. There are a total of 1,650,000 Warrants and 1,725,635 stock options outstanding, of which none has been exercised to date. Each of these Warrants and Options is convertible to Common Stock. The Warrants have a range of exercise prices between $0.70 and 2.50 per share. All Warrants and Options expire after 10 years following their respective dates of issuance and may no longer be exercised after that date.

Convertible Loans. There is an outstanding loan to the Company by its Chief Executive Officer. On its maturity date or upon certain liquidity events, the lender may elect to convert the outstanding loan balance into shares of the Company's Common Stock at a conversion price of $1.00 per share. See "Related Party Transactions."

Securities Class Information for Current Regulation CF Offering

Shares Being Offered. As part of the Offering, the Company will be offering up to 966,183 shares of Common Stock, plus up to 193,236 additional bonus shares, for a maximum of up to 1,159,419 shares of Common Stock, assuming the maximum 20% bonus-share perk applies to all shares purchased in the Offering and fractional bonus shares are rounded down to the nearest whole share.

Voting Rights

The Securities being offered are shares of the Company's Common Stock. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of the Company's stockholders. Holders of Common Stock generally vote together as a single class, except as otherwise required by applicable law or the Company's governing documents. Investors in this Offering will have the same voting rights per share as existing holders of the Company's Common Stock; however, because investors in this Offering are expected to hold a minority ownership position, they will have limited ability to influence or control the outcome of matters submitted to the Company's stockholders.

Material Rights

The Securities being offered in this Offering are shares of the Company's Common Stock. The material rights of the Common Stock include the right to one vote per share, the right to receive dividends if and when declared by the Company's Board of Directors, and the right to share ratably in any assets legally available for distribution to stockholders after payment of the Company's debts and other obligations in the event of a liquidation, dissolution, or winding up of the Company. Any bonus shares issued in this Offering will be shares of Common Stock and will have the same rights, preferences, and limitations as the shares of Common Stock purchased by investors in this Offering.

The Common Stock does not provide holders with preemptive rights, redemption rights, conversion rights, cumulative voting rights, or rights to receive fixed dividends, except to the extent expressly provided in the Company's governing documents or any agreement to which the Company and the applicable stockholder are parties. The rights of holders of Common Stock may be subject to, limited by, or diluted by future issuances of Common Stock, preferred stock, options, warrants, convertible securities, or other equity or debt securities.

The foregoing summary is qualified in its entirety by reference to the Company's Certificate of Incorporation, Bylaws, Stockholders Agreement, Subscription Agreement, and other governing documents, each as applicable.

The Company requests that each prospective investor review this Form C, the Subscription Agreement attached as Exhibit D, the Company's Certificate of Incorporation attached as Exhibit E, and the Company's Bylaws attached as Exhibit F. The following summary is qualified in its entirety by reference to those documents.

What it means to be a minority holder

As a minority holder of the Securities, an investor will have limited ability to influence the Company's management, business strategy, financing decisions, issuances of additional securities, repurchases of securities, related-party transactions, or a sale of the Company or substantially all of its assets. The Company's directors, officers, principal stockholders, and other existing securityholders may have interests that differ from those of investors in this Offering.

In addition to the Subscription Agreement, the primary documents governing voting and rights of Investors holding the Securities of the Company are the Company's Certificate of Incorporation, as amended (the "**COI**") attached as Exhibit E, and the Company's Bylaws (the "Bylaws") attached as Exhibit F (collectively, the "**Company Governing Documents**"). All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Agreements.

Dilution

Investors should understand the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities of the same class. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. The investor will own a smaller piece of a larger company. This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities reflecting ownership of the same class.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more securities representing ownership in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares/interests that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares/interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into securities representing ownership. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more securities than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a securities price ceiling. Either way, the holders of the convertible notes get more securities for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more securities for their money.

Investors should also understand that the issuance of bonus shares in this Offering may increase dilution. Bonus shares will be issued without additional cash consideration from the applicable investor. Accordingly, if bonus shares are issued, the total number of shares outstanding after the Offering will be higher than it would be if no bonus shares were issued, and the ownership percentage of existing stockholders and investors who do not receive bonus shares may be reduced.

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it's important to realize how the value of the Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

VALUATION

Pre-Money Valuation:

The Company's implied pre-money valuation for this Offering is approximately $94,649,330 based on the offering price of $5.00 per share and the Company's capitalization immediately prior to the Offering. The valuation was determined by the Company's management and was not based on an independent third-party appraisal. The valuation of early-stage private companies is inherently uncertain, and investors should not assume that the valuation used for this Offering reflects the price at which the Securities could be sold in any future financing, secondary transaction, sale of the Company, or liquidation. This implied pre-money valuation is based on the stated offering price of $5.00 per share and does not give effect to any bonus shares that may be issued in this Offering. The issuance of bonus shares may reduce the effective price per share paid by eligible investors.

Valuation Details:

The Company determined the valuation for this Offering based on a number of factors, including the Company's technology and intellectual property portfolio, product history, existing customer base, prior financing history, current and anticipated business opportunities, market conditions for emerging technology companies, management's assessment of comparable companies and transactions, and the Company's capital needs. No single factor was determinative, and the valuation reflects management's judgment as to the appropriate valuation for this Offering.

The valuation was not determined by an independent valuation firm and may not reflect the price at which the Securities could be sold in the future. Future financings may be conducted at valuations that are higher or lower than the valuation used in this Offering. Investors may experience dilution, and the value of their Securities may decrease, if the Company issues additional securities at a lower valuation or on terms more favorable than the terms of this Offering.

Because eligible investors may receive bonus shares, the effective per-share price paid by those investors may be lower than the stated $5.00 offering price. Investors who do not receive bonus shares may therefore purchase Securities on less favorable economic terms than investors who qualify for bonus-share perks.

Related Party Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Indebtedness

Creditor: Dovid Schick Amount Owed: $8,125,310

Interest Rate: 2.0% simple interest per annum

Maturity Date: December 31, 2029

As of April 15, 2026, the Company was indebted to Dovid Schick, the Company's Chief Executive Officer, in the aggregate principal amount of $8,630,310, plus aggregate accrued interest in the amount of $937,189, pursuant to a Loan Consolidation and Amendment Agreement consolidating prior loans and advances into a single unsecured loan obligation. The loan bears interest at 2.0% per annum and matures on December 31, 2029. On the maturity date, and also upon certain liquidity events, Mr. Schick may elect, in his sole discretion, either cash repayment of all or any portion of the outstanding obligations or conversion of all or any portion of such obligations into shares of the Company's Common Stock at a conversion price of $1.00 per share. The loan does not provide for anti-dilution protection, price-reset protection, warrants, or other equity sweeteners. In addition, if, as of the first business day of any calendar month, the Company's unrestricted cash and cash equivalents exceed $500,000, the Company must make a $100,000 repayment by the last business day of that month. Assuming conversion of Mr. Schick's convertible loans, in full, on the new maturity date of December 31, 2029, no intervening repayments, and conversion of both principal and all accrued but unpaid interest, the loan would convert into 10,208,742 shares of common stock.

Transferability of securities

Pursuant to Regulation CF, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Form C. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors," and elsewhere in this Form C.

Results of Operations

Revenue

We shipped the first Tap Strap to customers in February 2018. Prior to that point, we had no revenues, and all manufacturing expenses were capitalized. Starting in February 2018, the Company began to recognize revenue for the sale of our product. For the past three years, revenues have amounted to $534,204 for the year 2023, $306,454 for the year 2024, and $172,568 for the year 2025. Revenues consisted of sales of the Tap Strap and TapXR, and accessories, along with associated shipping fees. The reduction in revenues is the result of our decision to phase out our existing products in preparation for launching our Tap Watchband product in late 2026 or early 2027.

Cost of Goods Sold

Cost of goods sold was $116,159 in fiscal year 2025, yielding a gross margin of 33% and gross profit of $56,409. In fiscal year 2024, Cost of goods sold was $442,180, yielding a gross margin of -44% and gross profit of -$135,726. Over time, as our sales volumes increase and we are able to take advantage of economies of scale and the implementation of cost reduction programs, we expect our gross margins to improve. The company's gross margins increased year over year due to a decrease in cost of goods in 2025.

Expenses

Expenses in fiscal years 2024 and 2025 respectively totaled $2,163,153 and $2,117,131. The increase in expenses in these two years as compared with the prior years reflects increased spending on research and development activities, which were partly offset by lower sales and marketing activities. We expect that our R&D expenses will continue to grow modestly over the coming year; we also expect our sales and marketing expenses will increase significantly as we expand our sales activities.

Our largest expense has historically been research and development salaries and materials. Salaries were approximately $921,390 for 2024 and $1,124,277 for 2025.

19

Net Loss

In fiscal years 2024 and 2025, the Company incurred losses of $2,572,128 and $2,351,050, respectively. The increase in the Company's losses in these two years, as compared with prior years, primarily reflects an increase in interest expense. Commencing in 2026, we anticipate a gradual decline in our net loss as our revenues are expected to increase.

Liquidity and Capital Resources

Since its inception in 2015, the Company has raised a net amount of $11,898,094 through the sale of equity in the form of common stock. In addition, the Company has borrowed $1,175,000 in the form of convertible loans. In addition, the company took SBA loans through the government program totaling the sum of $494,071, which bear an annual interest rate of 3.75%, and has borrowed the aggregate sum of $8,125,310 from its CEO. (See "TRANSACTIONS WITH RELATED PERSONS" below.)

The Company is currently consuming cash on a monthly basis. Absent any other source of funds, it is anticipated that funds will have to be raised in future Offerings to support the continued viability of the Company. As of December 31, 2025, the Company had $180,944 of cash and cash equivalents, and $114,989 of saleable inventory.

We incur monthly expenses, primarily in research and development and sales and marketing. We currently have an adequate amount of prepaid inventory on hand, and therefore do not anticipate any need to make substantial inventory purchases in the coming months. We are also increasing our rate of sales and decreasing our cost of acquisition per customer. We do not anticipate any significant capital expenses or increase in personnel during this period.

For 2026, we do not anticipate any significant capital expenses or increase in personnel during this period; however, we do anticipate that our expenditures in sales and marketing expenses will continue to rise as the Company increases its activities in both ecommerce and physical retail selling activities.

To the extent necessary and depending on its eligibility, the Company may apply for lines of credit or other credit facilities from banks or other financial institutions.

Historical results and cash flows

We have historically incurred operating losses.

For 2021 through 2024, the Company's net revenues were $705,434, $356,522, $534,204 and $306,454, respectively. In the most recent fiscal year, 2025, the Company's net revenues were $172,568. Expenses in Research and Development increased significantly in 2022 through 2025, primarily in connection with the Company's development of the TapXR®.

We expect to continue to invest heavily in Research and Development for improvements in our existing products, and development of new products.

Subsequent Events

Subsequent to the period covered by financial statements appearing at the end of this Form C:

As of April 15, 2026, the Company was indebted to Dovid Schick, the Company's Chief Executive Officer, in the aggregate principal amount of $8,630,310, plus aggregate accrued interest in the amount of $937,189, pursuant to a Loan Consolidation and Amendment Agreement consolidating prior loans and advances into a single unsecured loan obligation. The loan bears interest at 2.0% per annum and matures on December 31, 2029. On the maturity date, and also upon certain liquidity events, Mr. Schick may elect, in his sole discretion, either cash repayment of all or any portion of the outstanding obligations or conversion of all or any portion of such obligations into shares of the Company's Common Stock at a conversion price of $1.00 per share. The loan does not provide for anti-dilution protection, price-reset protection, warrants, or other equity sweeteners. In addition, if, as of the first business day of any calendar month, the Company's unrestricted cash and cash equivalents exceed $500,000, the Company must make a $100,000 repayment by the last business day of that month. Assuming conversion of Mr. Schick's convertible loans, in full, on the new maturity date of December 31, 2029, no intervening repayments, and conversion of both principal and all accrued but unpaid interest, the loan would convert into 10,208,742 shares of common stock.

USE OF PROCEEDS

The Company anticipates using the proceeds from this Offering (not including proceeds from the Investor Transaction Fee) in the following manner:

Purpose or Use of Funds	Allocation of Proceeds for a Target Offering Amount Raise	Percentage of Proceeds for a Target Offering Amount Raise	Allocation of Proceeds for a Maximum Offering Amount Raise	Percentage of Proceeds for a Maximum Offering Amount Raise
Research and development, including continued development of Tap Clip, Tap Watchband, TapXR improvements, software, firmware, and related technology	$0	0%	$1,545,892.80	32.0%
Sales, marketing, business development, and strategic partnership activities	$0	0%	$884,057.45	18.3%
Production, inventory, tooling, manufacturing, quality control, and supply chain expenses	$0	0%	$661,835.36	13.7%
General operating expenses, including payroll, contractors, professional fees, rent, insurance, software, and administrative expenses	$8,843.47	91.5%	$884,057.45	18.3%
Repayment of indebtedness or other obligations, including line-of-credit or other debt obligations, if determined advisable by management	$0	0%	$444,444.16	9.2%
Commissions and fees payable to DealMaker Securities LLC, equal to 8.5% of the proceeds raised in this Offering	$821.53	8.5%	$410,627.78	8.5%
Total	**$9,665.00**	**100%**	**$4,830,915.00**	**100%**

The Company may also use a portion of the proceeds allocated to sales, marketing, business development, general operating expenses, or production and inventory to pay costs associated with product-based investor perks, including product cost, fulfillment, shipping, handling, and related expenses.

The foregoing represents the Company's current estimate of its intended use of proceeds from the sale of Securities in this Offering, excluding the Investor Transaction Fee paid by investors. The amounts set forth above include commissions and fees payable to DealMaker Securities LLC equal to 8.5% of the proceeds from the sale of Securities in this Offering, excluding the Investor Transaction Fee. The Investor Transaction Fee is paid by investors in addition to the purchase price for the Securities and is counted toward the Target Offering Amount, the Maximum Offering Amount, and each investor's individual Regulation Crowdfunding investment limit, but is not reflected as a separate use-of-proceeds line item in the table above. The Company may reallocate proceeds among the categories listed above based on the amount actually raised, the timing of closings, changes in business conditions, and the Company's operating needs.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this Offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure

Neither the Company, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

In 2005, in a civil enforcement action brought by the Securities and Exchange Commission captioned *Securities and Exchange Commission v. Schick Technologies, Inc., David B. Schick, and Fred Levine*, Case No. CV-03-5766 (E.D.N.Y.),. The matter did not involve the Company.

On February 23, 2023, upon Mr. Schick's unopposed motion and the Court's finding of good cause, the U.S. District Court for the Eastern District of New York reopened and modified a final judgment on consent that had been entered against Mr. Schick that included, among other provisions, permanent injunctions, other equitable relief, a civil penalty, and a bar from serving as an officer or director of a public reporting company. The court modified the final judgment to permit Mr. Schick to serve as an officer or director of an issuer with a class of securities registered under Section 12 of the Securities Exchange Act of 1934 or that is required to file reports under Section 15(d) of the Exchange Act, subject to specified governance, compliance, and internal-control arrangements. Accordingly, the prior judgment no longer operates as an absolute officer/director bar.

Ongoing Reporting

The Company will file an annual report electronically with the SEC and post the annual report on its website no later than 120 days after the end of each fiscal year, as required by Regulation Crowdfunding. The Company must continue to comply with the ongoing reporting requirements until one of the following occurs:

(1) the Company becomes required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, at least one annual

report and has fewer than 300 holders of record;

(3) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, annual reports for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable law.

Neither the Company nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.


INVESTMENT PROCESS


Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at www.DealMaker.comCF Offering Website, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until 48 hours prior to the Target Date, or such earlier deadline as may apply in connection with an early closing conducted in accordance with Regulation Crowdfunding, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date or such earlier time the Company designates, the funds will be released to the issuer upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Target Date .

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the Target Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in Target Offering Amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income.

If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Dovid Schick
_____
(Signature)

Dovid Schick
_____
Name

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer
_____
Title

June 15, 2026
_____
Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Dovid Schick
_____
(Signature)

Dovid Schick
_____
Name

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer
_____
Title

June 15, 2026
_____
Date

/s/ Sabrina Kemeny
_____
(Signature)

Sabrina Kemeny
_____
Name

President and Director
_____
Title

June 15, 2026
_____
Date

/s/ Alan J. Macy
_____
(Signature)

Alan J. Macy
_____
Name

 Director
_____
Title

June 15, 2026
_____
Date

/s/ Eli Schick
_____
(Signature)

Eli Schick
_____
Name

 Director
_____
Title

June 15, 2026
_____
Date

/s/ Alec Marshall
_____
(Signature)

Alec Marshall
_____
Name

 Director
_____
Title

June 15, 2026
_____
Date

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit B

Issuer Financial Statements

TAP SYSTEMS INC.

(a Delaware corporation)

Financial Statements

For the years ended December 31, 2025 and 2024



INDEPENDENT AUDITOR'S REPORT

April 9, 2026

To: Board of Directors, TAP SYSTEMS Inc.
        Attn: Dovid Schick
Re: 2025 and 2024 Consolidated Financial Statement Audit

We have audited the accompanying consolidated financial statements of TAP SYSTEMS Inc. (a corporation organized in Delaware) (the "Company"), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2025 and 2024, and the related notes to such consolidated financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has recurring losses from operations and has projected future working capital requirements in excess of existing cash reserves. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA, PC

IndigoSpire CPA, PC
San José, CA

April 9, 2025

TAP SYSTEMS INC.
BALANCE SHEET
As of December 31, 2025 and 2024
See Independent Auditor's Report and Notes to the Financial Statements

	2025	2024
ASSETS		
Current Assets		
Cash and cash equivalents	$ 180,944	$ 260,006
Inventory	114,989	195,713
Prepaid expenses and other current assets	5,127	5,197
Total current assets	301,060	460,916
Fixed assets, net of accumulated depreciation	59,318	59,477
Total Assets	$ 360,378	$ 520,393
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 78,701	$ 136,097
Credit cards payable	91,928	76,884
Sales tax payable	224	1,489
Accrued expenses and other current liabilities	226,782	287,658
Total current liabilities	397,635	502,128
Convertible loans payable	1,135,000	875,000
Line of credit payable	0	0
Interest payable	183,925	8,047
Shareholder loans and interest payable	9,014,647	7,879,137
SBA loans payable	494,071	500,000
Total Liabilities	11,225,278	9,764,312
STOCKHOLDERS' EQUITY		
Common Stock (50,000,000 shares authorized and 18,929,866 and 18,586,441 shares outstanding as of December 31, 2025 and 2024), net of offering costs	12,656,940	11,898,096
Accumulated currency translation adjustment	(237,671)	(208,896)
Retained deficit	(23,284,169)	(20,933,119)
Total Stockholders' Equity	(10,864,900)	(9,243,919)
Total Liabilities and Stockholders' Equity	$ 360,378	$ 520,393

TAP SYSTEMS INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2025 and 2024
See Independent Auditor's Report and Notes to the Financial Statements

	2025	2024
Revenues	$ 172,568	$ 306,454
Cost of revenues	116,159	442,180
Gross profit	56,409	(135,726)
Operating expenses		
General and administrative	226,165	272,162
Research and development	1,419,436	1,251,602
Selling and marketing	471,530	639,389
Total operating expenses	2,117,131	2,163,153
Net Operating Loss	(2,060,722)	(2,298,879)
Interest income (expense), net	(254,016)	(247,196)
Depreciation (expense)	(12,423)	(13,059)
(Provision) benefit for income taxes	(23,889)	(12,994)
Net Loss	$ (2,351,050)	$ (2,572,128)
Currency translation adjustment	(28,775)	(14,622)
Comprehensive loss	$ (2,379,825)	$ (2,586,750)

TAP SYSTEMS INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2025 and 2024
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Cumulative currency translation adjustment	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value			
Balance as of January 1, 2024	16,401,857	$ 10,375,380	$ (194,274)	$ (18,360,991)	$ (8,179,885)
Issuance of common stock, net of offering costs	2,184,584	1,522,716			1,522,716
Period translation adjustment			(14,622)		(14,622)
Net loss				(2,572,128)	(2,572,128)
Balance as of December 31, 2024	18,586,441	$ 11,898,096	$ (208,896)	$ (20,933,119)	$ (9,243,919)
Issuance of common stock, net of offering costs	343,425	758,844			758,844
Period translation adjustment			(28,775)		(28,775)
Net loss				(2,351,050)	(2,351,050)
Balance as of December 31, 2025	18,929,866	$ 12,656,940	$ (237,671)	$ (23,284,169)	$ (10,864,900)


TAP SYSTEMS INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2025 and 2024
See Independent Auditor's Report and Notes to the Financial Statements


	2025	2024
Cash Flows from Operating Activities		
Net Loss	$ (2,351,050)	$ (2,572,128)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add currency translation adjustment	(28,775)	(14,622)
Add depreciation	12,423	13,059
Add fixed asset write off	0	91,663
Changes to operating assets and liabilities		
(Increase) Decrease in inventory	80,724	339,837
(Increase) Decrease in prepaid expenses	71	36,283
Increase (Decrease) in accounts and credit cards payable	(42,352)	(110,324)
Increase (Decrease) in all other current liabilities	(62,141)	(18,930)
Increase (Decrease) in interest payable	175,877	133,268
Net cash used in operating activities	(2,215,223)	(2,101,894)
Cash Flows from Investing Activities		
Proceeds (acquisition) of fixed assets	(12,264)	(38,973)
Net cash provided by investing activities	(12,264)	(38,973)
Cash Flows from Financing Activities		
Proceeds from the issuance of common stock, net of offering costs	758,844	1,522,716
Proceeds from issuance of convertible notes	260,000	550,000
Proceeds from / (repayment of) shareholder loans and interest payable	1,129,581	0
Net cash provided by financing activities	2,148,425	2,072,716
Net change in cash and cash equivalents	(79,062)	(68,151)
Cash and cash equivalents at beginning of period	260,006	328,157
Cash and cash equivalents at end of period	$ 180,944	$ 260,006

TAP SYSTEMS INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR PERIODS ENDED DECEMBER 31, 2025 and 2024
See Independent Auditor's Report and Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

TAP SYSTEMS INC. ("TAP SYSTEM") was incorporated in Delaware on February 3, 2015 before redomiciling to California on March 15, 2016. The Company develops, manufactures and sells an innovative, intelligent wearable gadgets and distributes those products via online platforms.

TAP WITH US LTD ("TAP LTD") was incorporated on November 6, 2017 under the laws of Israel, which is a 100 percent owned subsidiary of TAP SYSTEM. TAP LTD is funded by TAP SYSTEM and solely provides R&D services to TAP SYSTEM. Collective, TAP SYSTEM and TAP LTD will be referred to as the "Company". The financial statements provide the position and the results of TAP SYSTEM and TAP LTD as consolidated financial statements of the Company.

Since Inception, the Company has relied on the issuance of common and loans to fund its operations. As of December 31, 2025, the Company had an accumulated deficit and will likely incur additional losses prior to generating income. These matters raise concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements may not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn

or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2025 and 2024, the Company had $180,944 and $260,006 of cash on hand, respectively.

Fixed Assets
Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025 and 2024 as the company has $59,318 and $59,477 of net book value of assets, respectively. In 2024, the Company wrote off net book value of $91,663 of fixed assets.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets

that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100 percent valuation allowance against the net operating losses generated by the Company at December 31, 2025 and 2024. However, the Company is subject to income taxes on the income of TAP LTD.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

1. Identify the contract with the customer
2. Identify the performance obligations within the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue when (or as) the performance obligations are satisfied

The Company recognizes revenue when delivery has occurred and collectability is reasonably assured. For years ending December 31, 2025 and 2024 the Company recognized $172,568 and $306,454 in revenue, respectively.

Costs of Goods Sold

The Company records the direct labor, direct material, certain overhead items and depreciation as relating the costs of goods sold.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2025 and 2024, the company had $0 and $0 of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – FIXED ASSETS

The balances of long-lived assets and estimated useful lives held by the Company as of December 31 consists of computer equipment (depreciated over 3 years), manufacturing tooling (depreciated over 2 years) and other furniture and equipment (depreciated over 15 years):

	2025	**2024**
Beginning balance, net	59,477	125,226
Add: asset additions	12,264	38,973
Less: write off of fixed assets	0	(91,663)
Less: depreciation and amortization expense	(12,423)	(13,059)
Ending balance of long-lived assets, net	**$ 59,318**	**$ 59,477**

NOTE 4 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2025 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has a single class of equity outstanding, common stock. The Company has authorized 50,000,000 shares of common stock with issued and outstanding shares of 18,929,866 and 18,586,441 as of December 31, 2025 and 2024, respectively.

Additionally, as described below, the Company has convertible debt instruments that can convert to common stock totaling another 667,134 shares and options and warrants that can provide for the issuance of another 3,415,265 shares.

NOTE 6 – DEBT

The Company has several outstanding debt obligations, including convertible notes totaling $1,135,000 and government-backed loans totaling $494,071.

Over several years, Dovid Schick, the Company's Chief Executive Officer, provided financing through a series of loans to the Company. Subsequent to December 31, 2025, the Company and Mr. Schick entered into a Loan Consolidation and Amendment Agreement pursuant to which those prior loans and related indebtedness were ratified, consolidated and amended into a single unsecured convertible loan with an aggregate principal amount of $8,125,309.68.

In connection with that arrangement, the Board of Directors ratified the prior loans and approved the consolidated governing terms. Under the terms of the Loan Consolidation and Amendment Agreement, Mr. Schick has the option to convert all or any portion of the outstanding principal and accrued but unpaid interest into shares of the Company's common stock at a conversion price of $1.00 per share upon the maturity date or upon certain liquidity events, including a merger or similar transaction, a sale of all or substantially all of the Company's assets, a sale of a majority of the Company's equity or voting power, or the closing of the Company's first firm-commitment underwritten initial public offering.

To the extent the loan is not converted, the applicable amount is payable in cash in accordance with the governing loan terms. The consolidated loan bears simple interest at 2.0% per annum and matures on December 31, 2029. The consolidated loan does not include any anti-dilution protection, price reset or similar adjustment rights, and no warrants, options or other equity-based instruments are issuable in connection with the loan or any conversion thereof. In addition, if, as of the first business day of any calendar month, the Company's unrestricted cash and cash equivalents exceed $500,000, the Company is required to make a $100,000 monthly principal repayment on or before the last business day of that month.

NOTE 7 – FIXED ASSET AND INVENTORY WRITE OFF

After evaluating the value of certain fixed assets, the Company decided to impair $91,663 of fixed assets in 2024. Additionally, the Company has written off $82,402 of inventory in 2024.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not subject to any pending or threatened litigation as of the balance sheet date.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Loan Consolidation and Ratification
As described in Note 6, subsequent to the balance date sheet, the Company consolidated and formalized prior lendings by the Company's CEO, Dovid Schick.

Management's Evaluation
Management has evaluated subsequent events through April 9, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Exhibit C

PDF of Campaign Landing Page

The Missing Input Layer for the $40B AI Glasses Boom[1]

Tap Systems has spent 10 years patenting and perfecting a micro-gesture controller that lets users operate any AI glasses from their wrist.

AI glasses shipments grew 322%[2] in 2025. Apple, Google, Meta and Samsung are jumping in. There are 2.2 billion people who wear corrective glasses[3], and more who wear sunglasses. The big tech companies see this as the biggest opportunity for wearable tech in history. Investing in Tap is a pure play investment in the growth of this industry.



Invest Now

$5.00
Share Price

$500.00*
Min. Investment

SEC Filings   Offering Circular   Investor Education

| $5M+ | 45,000+ | $20M+ | Co-founders with two prior exits, IPO & NASA experience |
| in revenue to date | Gen 1 & 2 units shipped | raised from 7,000+ investors | |



"This isn't about creating another gadget category. Apple is going after one of the world's largest consumer product markets and one with nearly as many potential customers as the global smartphone business. It's an opportunity measured not in millions of users, but billions. Apple doesn't want to squander it."

Mark Gurman, Bloomberg[3]

VISION

AI is moving from screens to the real world – the fastest growing trend in the history of wearable technology

Tap has patented and perfected the ultimate controller for wearable AI.

Meta just proved the market with a 322% explosion in smart eyewear. Now, with Google, Samsung, and Apple preparing major rollouts, Tap is the universal control layer the entire industry needs to scale.












WHY NOW

A Rapidly Growing Wearable Category Has a Missing Piece[4]

Millions of AI glasses are already in consumers' hands, and industry forecasts call for rapid growth over the coming decade.

Yet the user experience remains limited by input.

Voice commands are not always practical. Touch controls are slow and restrictive. Pulling out a phone defeats the purpose.

Tap enables discreet, **hands-free control through natural finger movements, making AI glasses dramatically more useful.**



Shipments grew **322%** last year. **Meta alone sold 7M** pairs[5] of their AI glasses. Google, Samsung, and Apple are entering the space. But despite the market growth, user engagement is falling. High-tech features like AI, hands-free communication, and more go mostly untouched. Why? *There's no good way to control them.* **Until Tap.**

INNOVATION

The Control Center Companion for Smart Glasses

The Universal Control Center for the Wearable AI Era

The Tap WatchBand brings a decade of proven gesture-detection technology straight to the accessory billions of people already wear every day: their favorite watch.

Instead of forcing users to adopt a completely new habit or wear clunky gear, Tap's patented modular design seamlessly integrates with virtually any timepiece on the market—from standard analog watches to Apple Watches, Samsung Galaxies, and Garmin fitness trackers. It maintains the exact look, fit, and lightweight feel of a normal watch strap while housing a proprietary micro-gesture engine that instantly upgrades smart glasses into connected AI devices

- **Universal Watch Integration:** Engineered to fit standard watch lugs, meaning it effortlessly replaces the strap on almost any traditional watch or smartwatch.
- **Standard Watch Profile:** Fits identically to a normal everyday band with zero added bulk or unnecessary weight.



- **145+ Micro-Gestures:** Detects subtle, natural finger taps, pinches, and swipes through 10 years of refined AI gesture models.
- **Instant Hardware Adoption:** A ready-to-go control standard that connects to any AI glasses platform with zero engineering required from the manufacturer.





$5M+ in Sales Across 45,000 Gen 1 & 2 Units Shipped

Consumers have been paying for our gesture technology since 2018, years before today's smart glasses boom.

$5M+ in direct-to-consumer revenue	**45,000+** units shipped to date	**9** patents across the US and EU	**Amazon, Walmart, and TapWithUS.com** Sold through

MARKET OPPORTUNITY

Explosive Growth Toward a **Projected $40B by 2030**

Citi Research forecasts smart glasses shipments growing 105% annually through 2030, reaching 112 million annual units. Industry revenue is projected to grow even faster, at a 112% annual clip before reaching a projected $40B in size in just 4 years. **And every new manufacturer entering the space is a potential candidate for our technology.**

105% annually through 2030	**112M** annual units	**$40B** in size in just 4 years



How it Works

01 **Swap your band**
Tap WatchBand replaces your existing Apple Watch band — same fit, same look.

02 **Tap, pinch, swipe**
Detect finger taps, pinches, and swipes through 10 years of refined gesture-detection models.



03

Control your glasses

Pair with any Bluetooth-enabled AI glasses. Send keyboard, mouse, and gesture commands instantly.

TEAM

Nasdaq IPOs and NASA Experience

Behind Tap is a lean, fully integrated 12-person team that builds and operates every layer of the product. No outsourced engineering, no contractor markups. And at the top, two founders with undeniable track records.



Dovid Schick
CEO & Co-Founder

READ MORE ⌄



Sabrina Kemeny
PhD, President & Co-Founder

READ MORE ⌄

*Past performance is not indicative of future results.

SOCIAL PROOF

Consumers and Investors Have Spoken Loud and Clear

Seven years of capital raising, sales, and press coverage from the world's most credible outlets prove our technology speaks for itself.

$20M+
raised across 6 rounds

7,000+
community investors

Featured in:

Forbes   THE WALL STREET JOURNAL.   WIRED   TC Tc

BUSINESS MODEL

Three Revenue Streams and Distinct Customers

We're not a single-product company. Our model has three distinct ways to generate revenue, each serving a different customer and with its own growth trajectory.



Direct-to-consumer

Direct-to-consumerTapWithUs.com, Amazon, Walmart. Existing channels, $5M+ revenue to date. Tap WatchBand launches into a customer base that already loves wrist



OEM partnerships

License to AI-glasses makers as their reference input. Co-marketing deals as an Apple Watch-compatible accessory.



Developer ecosystem

Open SDK for iOS, Android XR, Vision OS. Recognized as a standard Bluetooth keyboard+ mouse- works out of the box with any application.

EXPANSION

Scaling Toward Military Applications and Beyond

The military is investing in soldier-worn AR and mixed-reality systems designed to deliver real-time maps, targeting data, and communications through heads-up displays.[6] But in the field, speaking aloud and using large hand gestures are not always practical. Tap is designed to give users silent, hands-free, glove-compatible device control. The U.S. Army has directed major funding toward soldier-worn AR programs, including **$255M requested for IVAS procurement**[6] and **$159M awarded for Soldier Borne Mission Command prototyping**.[8] From there, Tap plans to target automotive, accessibility, and industrial verticals.





COMPETITIVE ADVANTAGE

Every Platform Needs Input. Tap Offers Universal Compatibility.

Meta's neural band is proprietary, expensive, and locked in one ecosystem. We're introducing one of the first platform-agnostic input solutions on the market built on technology proven through years of real-world use. It gives any manufacturer full device control without needing to build their own tech. For Tap, that becomes a product advantage and licensing opportunity at scale.



Perks

Invest $1,000	Invest $2,500+	Invest $5000+	Invest $10,000+	Tap Community
Receive	Receive	Receive	Receive	Receive 20%



• 1 Tap Band	**5%** Bonus Shares • 2 Tap Bands	**10%** Bonus Shares • 8 Tap Bands	**15%** Bonus Shares • 10 Tap Bands	Additional Bonus Shares On Any Investment
Invest Now	Invest Now	Invest Now	Invest Now	Invest Now

Frequently Asked Questions

1. Why invest in startups? ⌄

2. How much can I invest? ⌄

3. How do I calculate my net worth? ⌄

4. What are the tax implications of an equity crowdfunding investment? ⌄

5. Who can invest in a Regulation CF Offering? ⌄

6. What do I need to know about early-stage investing? Are these investments risky? ⌄

7. When will I get my investment back? ⌄

8. Can I sell my shares? ⌄

9. Exceptions to limitations on selling shares during the one-year lockup period: ⌄

10. What happens if a company does not reach their funding target? ⌄

11. How can I learn more about a company's offering? ⌄

12. What if I change my mind about investing? ⌄

13. How do I keep up with how the company is doing? ⌄

14. What relationship does the company have with DealMaker Securities? ⌄

15. What is TAP's pre-money implied valuation? ⌃

TAP's pre-money implied valuation is $94,649,330. The terms of this Offering are based on a pre-money using the current issued and outstanding shares of the Company (and excluding shares to be issued upon conversion of convertible securities). The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

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TAP

Sources

1. https://www.citigroup.com/global/insights/ai-glasses-the-next-fast-growing-edge-device?
2. https://www.varindia.com/news/ai-glasses-shipments-surge-322-in-2025-as-meta-dominates-market-omdia-says
3. https://www.bloomberg.com/news/newsletters/2026-05-31/apple-glasses-late-2027-release-watch-comparison-ios-28-apple-tv-homepod
4. https://omdia.tech.informa.com/pr/2026/mar/global-ai-glasses-shipments-reach-8point7-million-units-with-mainland-china-emerging-as-the-fastest-growing-market
5. https://www.uploadvr.com/meta-essilorluxottica-sold-7-million-smart-glasses-in-2025/
6. https://defensescoop.com/2024/03/13/army-ivas-procurement-fiscal-2025-microsoft
7. https://www.whitehouse.gov/wp-content/uploads/2026/04/budget_fy2027.pdf
8. https://www.anduril.com/news/anduril-awarded-contract-to-redefine-the-future-of-mixed-reality

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Exhibit D

Subscription Agreement

SUBSCRIPTION AGREEMENT
TAP SYSTEMS INC.
(THE "COMPANY")



THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING,

INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: TAP SYSTEMS INC.
      177 E Colorado Boulevard, Suite 200
      Pasadena, California 91105

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned subscriber ("Subscriber") hereby subscribes for and agrees to purchase shares of Common Stock (the "Securities") of Tap Systems Inc., a Delaware corporation (the "Company"), from the Company in an offering being conducted pursuant to Regulation Crowdfunding through the platform maintained by DealMaker Securities, LLC, as intermediary. The rights, preferences, privileges, and restrictions of the Securities are as set forth in the Company's Certificate of Incorporation, Bylaws, Stockholders Agreement and form of joinder, the Offering Statement, and the other Offering Materials.

(b) By executing this Subscription Agreement:

  (i) Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

  (ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page and has been informed of Subscriber's right to cancel the investment commitment up to 48 hours prior to the applicable Closing Date or Termination Date, as applicable, in accordance with Regulation CF and the procedures established by the Intermediary.

  (iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of the Company that engages in promotional activities on behalf of the Company; and

  (iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and its affiliates receive in connection with the sale of securities in the Regulation CF offering and the manner in which such compensation is received.

  (v) Subscriber acknowledges that the Company may offer certain investor perks, including product-based perks and bonus-share perks, as described in the Offering Materials and reflected, if applicable, in the subscription process hosted by the Intermediary. Any bonus shares for which Subscriber is eligible will be issued together with the Securities purchased in this Offering and will have the same rights as the Securities.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of the Securities to be sold by the Company shall not exceed $4,999,997.03 (including Investor Transaction Fees). The Company may accept subscriptions until November 30, 2026 (the "Termination Date"). Provided that subscriptions for at least $10,003.28 (including Investor Transaction Fees) are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this Offering on one or more dates at or prior to the Termination Date (each, a "Closing Date").

(e) Investors will be required to pay an Investor Transaction Fee to the Company at the time of subscription to help offset transaction costs, in the amount and manner disclosed in the Offering Statement and on the Intermediary's platform. The Broker may receive a cash commission on such fee.

(f) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 7 hereof, which shall remain in force and effect.

(g) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, together with payment for the aggregate purchase price of the Securities and any applicable Investor Transaction Fee, in accordance with the online payment process established by the Intermediary. Subscriber's payment shall be held by the Escrow Agent until released to the Company or returned to Subscriber in accordance with Regulation Crowdfunding, the Offering Materials, and the Intermediary's procedures.

(b) Escrow arrangements. Until the Minimum Offering has been reached and one or more closings have occurred, payment for the Securities shall be received and held by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount set forth in Appendix A on the signature page hereto and otherwise in accordance with the Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of Securities owned by the undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) Subscriber may cancel an investment commitment until 48 hours prior to the applicable Closing Date, Termination Date, or such earlier deadline as may apply in connection with an early closing conducted in accordance with Regulation CF and the procedures established by the Intermediary.

3. <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and to perform its obligations hereunder. The Company is duly qualified and authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities or properties makes such qualification necessary, except where the failure to so qualify would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(g) Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. If Subscriber is an entity, Subscriber is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority to execute and deliver this Subscription Agreement and purchase the Securities.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is not more than the greater of (A) $2,500 or (B) 5% of the greater of Subscriber's annual income or net worth; or

(ii) If both of Subscriber's net worth and annual income are equal to or more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is not more than 10% of the greater of Subscriber's annual income or net worth and does not exceed $124,000; or

(iii) If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(f) Subscriber information. Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to Subscriber's status as a stockholder or potential stockholder of the Company and to execute and deliver such documents, including any joinder to the Company's Stockholders Agreement required by the Offering Materials, as may reasonably be necessary to comply with any and all laws, regulations, and governing documents to which the Company is or may become subject. Subscriber further agrees that in the event Subscriber transfers any Securities, Subscriber will require the transferee of such Securities to agree to provide such information and execute such documents as the Company may reasonably require as a condition of such transfer.

(g) Company Information. Subscriber has read the Offering Statement and the other Offering Materials. Subscriber understands that the Company is subject to all the risks that apply to early-stage and emerging technology companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had the opportunity to discuss the Company's business, management, and financial affairs with management of the Company and to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that, except as set forth in the Offering Materials and this Subscription Agreement, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representatives, by the Company or any other person with respect to the business, prospects, or financial condition of the Company.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever, including reasonable attorneys' fees and expenses, reasonably incurred in investigating, preparing, or defending against any false representation or warranty or any breach of or failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber in connection with this transaction.

6. Governing Law; Jurisdiction.

This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any conflict-of-law principle that would result in the application of the laws of any other jurisdiction.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 7 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO

TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. <u>Notices</u>.

Notices, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; (b) mailed by registered or certified mail, postage prepaid, return receipt requested, on the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery, to the address of the respective parties as follows:

> If to the Company, to:
>
> TAP SYSTEMS INC.
> 177 E Colorado Boulevard, Suite 200
> Pasadena, California 91105
> Attention: Chief Executive Officer

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the capital stock of the Company is effected, then any new, substituted or additional securities or other property distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, were subject to this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

Tap Systems Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Stock of Tap Systems Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Tap Systems Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

      (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                             By:

                                                                 (Signature)

                                                             Name of Signing Officer (if Entity):

                                                             Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Tap Systems Inc.'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Tap Systems Inc.'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

<p style="text-align:center">**CANADIAN ACCREDITED INVESTOR CERTIFICATE**</p>

TO: Tap Systems Inc. (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a)   a Canadian financial institution, or a Schedule III bank;

☐ (b)   the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c)   a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d)   a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e)   an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1)   an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f)   the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g)   a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h)   any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i)   a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐	(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;
☐	(j.1)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;
	(k.1)	an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;
	(k.2)	Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year
☐	(l)	an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;
☐	(m)	a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;
☐	(n)	an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;
☐	(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;
☐	(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;
	(q)	a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;
☐	(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;
☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;
☐	(t)	a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;
☐	(u)	an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;
	(v)	a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or
☐	(w)	a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Common Stock	Issuer: Tap Systems Inc. (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Tap Systems Inc.** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: Tap Systems Inc. (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Exhibit E

Issuer Certificate of Incorporation

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:41 PM 02/02/2015
FILED 11:41 PM 02/02/2015
SRV 150133702 - 5686173 FILE

CERTIFICATE OF INCORPORATION
OF
TAP SYSTEMS INC.

FIRST: The name of this corporation is Tap Systems Inc.

SECOND: The registered office of the corporation in the State of Delaware shall be 1521 Concord Pike #303, City of Wilmington, County of New Castle, zip code 19803, and the name of the registered agent of the corporation in the State of Delaware at such address is A Registered Agent, Inc.

THIRD: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares which the Corporation is authorized to issue is Fifty Million (50,000,000), each having a par value of $.000001, to be designated as Common Stock.

FIFTH: The Corporation is to have perpetual existence.

SIXTH: The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the Bylaws. No election of directors need be by written ballot unless otherwise provided in the Bylaws of the Corporation. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the Corporation.

SEVENTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by paragraph (7) of subsection (b) of section 102 of the General Corporation Law of the State of Delaware, as the same be amended and supplemented from time to time.

EIGHTH: The Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a **"Proceeding"**) by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

NINTH: From time to time any of the provisions of this certificate of incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this certificate of incorporation are granted subject to the provisions of this Article NINTH.

TENTH: The name and the mailing address of the Sole Incorporator is as follows:

Zvi Raskin
10 Keri Lane
Spring Valley, New York 10977

IN WITNESS WHEREOF, this Certificate has been subscribed as of February 2, 2015 by the undersigned who affirms that the statements made herein are true and correct.

ZVI RASKIN
Sole Incorporator

Exhibit F

Issuer Bylaws

AMENDED BYLAWS

OF

TAP SYSTEMS INC.

(A DELAWARE CORPORATION)

Eff. May 1, 2020

ARTICLE I

OFFICES

Section 1. **Registered Office**. The registered office of Tap Systems Inc. (the "corporation") in the State of Delaware shall be 1521 Concord Pike #303, City of Wilmington, in the County of New Castle.

Section 2. **Other Offices**. The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors of the corporation (the "Board of Directors"), and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. **Corporate Seal**. The Board of Directors may adopt a corporate seal. The corporate seal shall consist of a die bearing the name of the corporation and may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 4. **Place of Meetings**. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law ("DGCL").

Section 5. **Annual Meeting**.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section.

(b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this Section, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this Section 5(b)), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "*1934 Act*") and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (ii) the class and number of shares of the corporation which are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "Solicitation Notice").

(c)   Notwithstanding anything in the second sentence of paragraph (b) of this Section to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation.

(d)   Only such persons who are nominated in accordance with the procedures set forth in this Section shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section. Except as otherwise provided by law, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

(e)   Notwithstanding the foregoing provisions of this Section, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f)   For purposes of this Section, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission (the "SEC") pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 6.   **Special Meetings**.

(a)   Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption) or (iv) by the holders of shares entitled to cast not less than 50% of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors shall fix.

At any time or times that the corporation is subject to Section 2115(b) of the California General Corporation Law ("*CGCL*"), stockholders holding five percent (5%) or more of the outstanding shares shall have the right to call a special meeting of stockholders as set forth in Section 18(b) of these Bylaws.

(b)   If a special meeting is properly called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7.   **Notice of Meetings**. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his attendance threat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. **Quorum**. At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented threat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 9. **Adjournment and Notice of Adjourned Meetings**. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10. **Voting Rights**. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 11. **Joint Owners of Stock**. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 12. **List of Stockholders**. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13. **Action Without Meeting**.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) Every written consent or electronic transmission shall bear the date of signature of each stockholder who signs the consent, and no written consent or electronic transmission shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take action are delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing or by electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228(c) of the DGCL. If the action which is consented to is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

(d) A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this Section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the state of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the board of directors of the corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Section 14. **Organization**.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or, if the President is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

(b) The Board of Directors shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15.   **Number and Term of Office**.

The authorized number of directors of the corporation shall be fixed by the Board of Directors from time to time.

Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 16.   **Powers**. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation.

Section 17.   **Term of Directors**.

(a)   Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors shall be elected at each annual meeting of stockholders to serve until the next annual meeting of stockholders and his or her successor is duly elected and qualified or until his or her death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(b)   No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the corporation is subject to Section 2115(b) of the CGCL. During such time or times that the corporation is subject to Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

Section 18.   **Vacancies**.

(a)   Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, *provided, however*, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

(b) At any time or times that the corporation is subject to Section 2115(b) of the CGCL, if, after the filling of any vacancy, the directors then in office who have been elected by stockholders shall constitute less than a majority of the directors then in office, then

(i) any holder or holders of an aggregate of five percent (5%) or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of stockholders; or

(ii) the Superior Court of the proper county shall, upon application of such stockholder or stockholders, summarily order a special meeting of the stockholders, to be held to elect the entire board, all in accordance with Section 305(c) of the CGCL, the term of office of any director shall terminate upon that election of a successor.

Section 19. **Resignation**. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20. **Removal**.

(a) Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors or (ii) without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation, entitled to elect such director.

(b) During such time or times that the corporation is subject to Section 2115(b) of the CGCL, the Board of Directors or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote on such removal; provided, however, that unless the entire Board is removed, no individual director may be removed when the votes cast against such director's removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director's most recent election were then being elected.

Section 21.   **Meetings**

      (a)   **Regular Meetings**.   Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means. No further notice shall be required for a regular meeting of the Board of Directors.

      (b)   **Special Meetings**. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the President or any director.

      (c)   **Meetings by Electronic Communications Equipment**. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

      (d)   **Notice of Special Meetings**. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. If notice is sent by US mail, it shall be sent by first class mail, postage prepaid at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

      (e)   **Waiver of Notice**. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22.   **Quorum and Voting**.

      (a)   Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; *provided, however,* at any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

      (b)   At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23. **Action Without Meeting**. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 24. **Fees and Compensation**. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. **Committees**.

(a) **Executive Committee**. The Board of Directors may, but is not required to, appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation.

(b) **Other Committees**. The Board of Directors may, from time to time, but is not required to, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) **Term**. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of paragraphs (a) or (b) of this Section may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may, at any time and for any reason, remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) **Meetings**. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice

thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President, or if the President is absent, the most senior Vice President, (if a director) or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, any Assistant Secretary directed to do so by the President, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 27. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer and the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors or at any other meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 28. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Section.

(c)   Duties of the President. The President shall preside at all meetings of the stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d)   Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(e)   Duties of the Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f)   Duties of the Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. The President may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

Section 29.   Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 30.   Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 31.   **Removal**. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written or electronic consent of the directors in office at the time, or by any committee or superior officers.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 32.   **Execution of Corporate Instruments**. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 33.   **Voting of Securities Owned by the Corporation**. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 34.   **Form and Execution of Certificates**. The shares of the corporation shall be represented by certificates, or shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the corporation represented by certificate shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman of the Board of Directors, or the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 35.   **Lost Certificates**. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 36.   Fixing Record Dates.

(a)   In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting.

(b)   In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c)   In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 37.   Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 38.   Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 34 of these Bylaws), may be signed by the Chairman of the Board of Directors, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; *provided, however,* that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 39.   Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 40.   Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 41.   Fiscal Year. The fiscal year of the corporation shall end on December 31 and may be changed at any time, as permitted by law, by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 42. **Indemnification of Directors, Executive Officers, Employees and Other Agents**.

(a) **Directors and Executive Officers**. The corporation shall indemnify its directors and executive officers (for the purposes of this Article, "executive officers" shall have the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the DGCL or any other applicable law; *provided, however,* that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, *provided, further,* that the corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under paragraph (d) of this Section.

(b) **Other Officers, Employees and Other Agents**. The corporation shall have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine.

(c) **Expenses**. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding, provided, however, that, if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section, no advance shall be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d)   Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Section shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Section to a director or executive officer or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise as a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(e)   Non-Exclusivity of Rights. The rights conferred on any person by this Section shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

(f)   Survival of Rights. The rights conferred on any person by this Section shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g)   Insurance. To the fullest extent permitted by the DGCL, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section.

(h)   Amendments. Any repeal or modification of this Section shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i)   Saving Clause. If this Section or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law. If this Section shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and executive officer to the full extent under applicable law.

(j) **Certain Definitions**. For the purposes of this Section, the following definitions shall apply:

(1) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(4) References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section.

ARTICLE XII

NOTICES

Section 43. **Notices**.

(a) **Notice to Stockholders**. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 of these Bylaws. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b)   **Notice to Directors**. Any notice required to be given to any director may be given by the method stated in paragraph (a) of this Section, or as provided for in Section 21 of these Bylaws. If such notice is not delivered personally, it shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c)   **Affidavit of Mailing**. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d)   **Methods of Notice**. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e)   **Notice to Person with Whom Communication Is Unlawful**. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f)   **Notice to Stockholders Sharing an Address**.   Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 44.   **Amendments**. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; *provided, however*, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIV

LOANS TO OFFICERS

Section 45.   Loans to Officers. Except as otherwise prohibited under applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ARTICLE XV

MISCELLANEOUS

Section 46.   Annual Report.

(a)   Subject to the provisions of paragraph (b) of this Section, during such time or times that the corporation is subject to Section 1501 of the CGCL, the Board of Directors shall cause an annual report to be sent to each stockholder of the corporation not later than one hundred twenty (120) days after the close of the corporation's fiscal year. Such report shall include a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year, accompanied by any report thereon of independent accountants or, if there is no such report, the certificate of an authorized officer of the corporation that such statements were prepared without audit from the books and records of the corporation. When there are more than 100 stockholders of record of the corporation's shares, as determined by Section 605 of the CGCL, additional information as required by Section 1501(b) of the CGCL shall also be contained in such report, provided that if the corporation has a class of securities registered under Section 12 of the 1934 Act, the 1934 Act shall take precedence. Such report shall be sent to stockholders at least fifteen (15) days prior to the next annual meeting of stockholders after the end of the fiscal year to which it relates.

(b)   If and so long as there are fewer than 100 holders of record of the corporation's shares, the requirement of sending of an annual report to the stockholders of the corporation is hereby expressly waived.

Exhibit G

Video Transcript

The transcript for the video is as follows:

My name is David Schik. I'm the CEO and co-founder of Tap Systems. I'm an electrical engineer and I've spent almost my entire career as an inventor. I have a passion for technology and especially how technology can be used to help people in their everyday lives.

Before TAP, I invented the first real-time digital X-ray systems. I was able to create a system where you could take instant X-rays at a tenth of the radiation that you could with film. I started a company to commercialize it called Schick Technologies and I was able to take it public on the NASDAQ within five years. During that time, I partnered with JPL and I met Sabrina Kemeny, who's now my wife. She was working on a team to develop an image sensor that was entirely different than anything that had come before it—something that was small, low-powered, and could be used in space. Sabrina saw that this technology had vast applications and so she left JPL and started a company called Photobit. Photobit is the company that took that raw technology and developed it and now it's in every cell phone and virtually every digital camera on Earth. During that time, we partnered together on X-ray sensors for the dental industry, mammography, and many other applications.

I ultimately sold my company to another dental company for about half a billion dollars and she sold her company, Photobit, to Micron. Afterwards, we started looking for what the next big thing was and we became intrigued by wearable technology. These were the days that Google Glass was new and the first virtual reality headsets were coming out and the big question for us was how are people going to use these devices? How are they going to interact with them? When you're using a computer, you have a keyboard and mouse and you can do everything that you want without even thinking about it. We needed something that was the equivalent of that for wearable technology to make it really powerful. And so we invented Tap, a way of just using your fingertips to type, do gestures, control cursors and menus, and do everything that you could do with a computer just with your fingertips.

So we started the company and we began perfecting the technology. At the same time, the wearable market went in all directions. First, it was big VR headsets, then it was the metaverse, then it was funny-looking augmented reality glasses. And none of them really caught on to a mass market. That all changed two years ago when smart glasses became smaller, more fashionable, and married to AI LLMs. So now you had a really useful device that you could wear all day.

Meta has sold over 10 million pairs of glasses over these past two years and now Samsung, Google, and even Apple are coming into the market. Apple is said to consider this to be a more important market even than smart watches because over 2.2 billion people in the world wear glasses for vision correction and that's just the beginning of the market. So there's a convergence of two amazing things. One is this incredible market opportunity, a market that is expected to grow to over 100 million units a year in just four years. And the second is the maturity of our technology. We've already sold 45,000 Taps, so it's been market tested. And now it is so small and compact that it can be built into a tiny watch band.

This is the Tap watch band. It can attach to any watch and it brings all of our Tap capability. You can type with it, you can gesture with it, you can control a computer or your smart glasses and you can make those glasses much easier to use and much more powerful. The opportunity before us is incredible and that's why we're doing this DealMaker raise in order to be able to really hit the ground running as this market explodes.

Tap Systems is unique in a lot of ways, but one of the ways is that all of the investors are on an even playing field. Everybody has the same class of stock. There are no preferred shares, there's nobody with special rights. And as we grow and as we succeed, everybody is going to benefit equally. And I hope that you'll join us.

Sources:

- Founders 2026 Roughcut.mp4